GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR
HANK GRACIN†† | PARTNER	405 LEXINGTON AVENUE	IN BOCA RATON
LESLIE MARLOW† | PARTNER	NEW YORK, NEW YORK 10174	1825 NW CORPORATE BLVD. SUITE 110
PATRICK EGAN† | PARTNER		BOCA RATON, FLORIDA 33431
	(212) 907-6457	(561) 237-0804
† Admitted in New York only	FAX (212) 208-4657	FAX (561) 237-0803
†† Admitted in New York, Florida & Colorado	www.gracinmarlow.com	WRITER E-MAIL: lmarlow@gracinmarlow.com

January 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Stephen Kim; Doug Jones; Cara Wirth; and Katherine Bagley

Re:	GRIT BXNG At Home, Inc.
Offering Statement on Form 1-A
Filed December 23, 2020
File No. 024-11392

To Whom It May Concern:

Thank you for your January 19, 2021 letter regarding GRIT BXNG At Home, Inc. (“GRIT,” the “Company,” “we,” “us,” or “our”). In order to assist the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) review of GRIT’s Offering Statement on Form 1-A (the “Offering Circular”), on behalf of GRIT, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the numbered comments in their entirety followed by our responses thereto.

Offering Statement on Form 1-A filed December 23, 2020

Plan of Distribution, page 19

1.	We note your disclosure on the offering circular cover page that "[i]n offering the Shares on our behalf, our officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934." However, your Plan of Distribution disclosure describes the role of Capital R in facilitating your offering, but does not describe the role of your officers. Please amend your Plan of Distribution disclosure to describe the activities of your officers in facilitating your offering.

Response: We have revised the language to describe the role of the officers and directors of the Company which will be in facilitating the offering but that none of the officers or directors will be receiving any commissions in connection with the offering other than Capital R.

Our Business, page 22

2.	We note your disclosure that over the next 12 months you expect to manufacture and deliver the first 5,000 units of your Product. We also note your disclosure that states that you expect to make each of the Products "to order." Please provide additional detail to reconcile these statements. If you already have purchase orders for the Product, please state as much.

Response: We have removed the language implying that the Product will be made to order as that is no longer part of our business plan.

Product Development Agreement, page 24

3.	We note the description of your Product Development Agreement. Please revise to include additional details regarding the terms of the agreement, including the terms of the options to purchase Work Hard's common stock, a description of the certain events or milestones that would make Industrial Design eligible to purchase such options, the royalty or a range of royalties (for example, a range expressed within ten percentage points or a statement that a percentage is in the low single digits, teens, etc.) on all net sales of the Product, and upon what conditions or events Industrial Design would be eligible to receive additional cash fees. Please also include the Product Development Agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response: We have revised the Offering Circular to include the language requested in the description of the Product Development Agreement, including the terms of the agreement, the options to purchase the Company’s and the common stock of the Company’s parent, Work Hard, and a brief description of the milestones. We have also included the Product Development Agreement as Exhibit 10.3. Kindly note, certain portions of the Product Development Agreement have been omitted due to confidentiality and the harm the disclosure of that information would have on the Company pursuant to Item 601 under Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 27

4.	We note that you paid Industrial Design $75,000 pursuant to the Development Agreement" among other cash and equity compensation." Please revise to include a description, including the amount, of the "other cash and equity compensation." Also, please revise to state the source of the funds for the $75,000 payment, and make conforming changes to your related party disclosure on page 30, if applicable.

Response: We have added disclosure relating to the $75,000 payment to Industrial Design, including a description of the other cash and equity compensation paid to them. Additionally, we have revised the related party disclosure to disclose that the source of the funds came in the form of a loan from the Company’s parent, Work Hard, and the terms of that loan.

Liquidity and Capital Resources, page 27

5.	We note that you have funded your operations with loans from your parent company and its subsidiary, Change Your Life LLC. Please revise to include a description of the terms of such loans and any other sources of liquidity, including whether you expect to be able to fund your operations with similar loans in the future. In addition, please address your ability to continue as a going concern and include the course of action that you have taken or propose to take to remedy the situation. Refer to Item 9(b) of Form 1-A.

Response: We have revised the disclosure to include the terms of the loans with our parent, Work Hard, and its wholly owned subsidiary, Change Your Life LLC. Additionally, we have added disclosure relating to our expectation of the continued availability of such sources of funding in the future. We have also included language relating to our ability to continue as a going concern and that our operations will be sustained for the next 12 months should we sell all the securities being offered by the Offering Circular.

Executive Compensation, page 30

6.	We note your disclosure that "[s]ince our inception date, we have not paid or issued securities to any of our officers or directors as compensation for their services." We also note your disclosure on page 28 that, in 2020, you issued 666,667 shares of common stock to William Zanker, your Chairman of the Board of Directors, Chief Executive Officer, and FirstName Last Name William Zanker President. Please revise to reconcile this inconsistency.

Response: We have revised the Offering Circular by adding language to disclose that we have issued founder’s shares to William Zanker.

Securities Being Offered, page 32

7.	We note that your forum selection provision in your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please amend your offering statement to include disclosure describing this provision, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also amend your disclosure to clearly describe any risks or other impacts on investors, which may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. If the provision applies to Securities Act claims, please also revise your offering statement, and risk factors, to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings of the provision's applicability to federal securities law claims.

Response: We have revised the Offering Circular in response to the Staff’s comment by adding language addressing the forum selection issues highlighted and adding a risk factor regarding forum selection.

Independent Auditor's Opinion, page FS-2

8.	We note that the first paragraph of the auditor's report references the interim statement of retained earnings rather than the interim statement of member's capital as presented on page FS-6. Please have your auditor revise their report to identify by name the financial statements that have been audited pursuant to paragraph .25 of AU-C Section 700A. In addition, revise the report to identify the city and state where the auditor's report is issued pursuant to paragraph .42 of AU-C Section 700A.

Response: We have amended the auditor’s report to reference the interim statement of member’s capital and have revised the report to identify the city and state where the auditor’s report is issued.

Exhibit 11.1

9.	Please have your auditor revise their consent to include the consent date.

Response: The auditor has revised their consent to include the consent date.

General

10.	We note your statement that "assuming the Maximum Offering Amount is raised, we expect to design and develop a prototype of the Product, develop a software platform, acquire original content and recruit instructors for that purpose, build out a marketing team, seek a manufacturing partner, and manufacture and deliver the first 5,000 units of the Product." Please clarify whether it is your intention for your business operations to commence before this offering is qualified and specifically, which milestones, if any, you expect to achieve prior to qualification. For example, please disclose whether you expect to have a designed and developed prototype of the Product or developed software platform prior to qualification.

Response: We have amended the Offering Circular to reflect the fact we will not begin manufacturing operations until the funds are raised through this offering and that we expect to have a manufacturable design and prototype prior to the initial closing of the offering.

11.	We note that your cover page states that the "Offering Price is expected to be $3.00 per Share." Please clarify whether the offering price is subject to change, and if so, on what basis. Otherwise, please present the offering price as a fixed price.

Response: We have amended the Offering Circular to specify that the $3.00 public offering price is fixed.

12.	We note that your cover page states that the offering will terminate at the earlier of the date at which the Maximum Offering Amount has been sold, or the date on which you terminate the offering, in your sole discretion. We also note your disclosure in Part I that states that you do not intend that this offering will last more than a year. Please reconcile these statements by amending your offering circular to clearly disclose that your offering will not be open for more than a year, or revising your Part I disclosure related to the intended duration of your offering.

Response: We have revised the disclosure to reflect that the offering will terminate on the earlier of all the securities being offered is sold, the date the Company terminates the offering at their discretion or one year from the date of qualification of the Offering Circular by the SEC.

13.	We note that, in Part I, you indicate that you have used solicitation of interest communications in connection with the proposed offering. Please file such testing-the waters materials as exhibits. In addition, we note that your parent company's crowdfunding campaign previewed your "GRIT At-Home" product and at that time, you expected to have the product to market by early 2021. Please tell us how your expectations have changed, and whether you consider this statement to be part of your testing-the-waters materials.

Response: We have revised Part I to reflect that we have not used any solicitation of interest communications in connection with the proposed offering.. Our parent company's crowdfunding campaign did preview our "GRIT At-Home" product; however, we do not view that as testing-the-waters materials as the campaign was conducted by a separate entity and was not for the purpose of raising money to develop the "GRIT At-Home" product. At this time, depending upon the success of this Offering, we are still on track to have products in the market by the first half of 2021.

* * *

GRIT acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. GRIT acknowledges that the Staff’s comments or changes to disclosure do not foreclose the SEC from taking any action with respect to the filings. GRIT acknowledges that the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

/s/ Hank Gracin

Hank Gracin

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